UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 5, 2004

CINAR Corporation (Translation of registrant’s name into English)

1055, René-Lévesque Blvd East, Montréal, Quebec, Canada H2L 4S5 (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ___ Form 40-F X

[Indicate by checkmark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange act of 1934.

Yes ___ No X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- __________

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

CINAR Corporation
(Registrant)

Date: January 5, 2004
	By:	/s/ Stuart Snyder
Stuart Snyder President & CEO

The following attached document is filed under this Form 6-K: EXHIBIT A: Press Release dated December 23, 2003 - CINAR RESCHEDULES SPECIAL MEETING OF SHAREHOLDERS TO FEBRUARY 5, 2004

TO	News editors and directors, assignment editors, journalists and columnists: business, finance and communications news

DATE	December 23, 2003

FROM	CINAR

RE	For immediate release

CINAR RESCHEDULES SPECIAL MEETING OF SHAREHOLDERS TO FEBRUARY 5, 2004

MONTREAL (Quebec) Canada - December 23, 2003 - CINAR Corporation (CINAR) has rescheduled a special meeting of shareholders to approve the arrangement providing for the acquisition of the Company by an investor group comprised of Michael Hirsh, Toper Taylor and TD Capital Canadian Private Equity Partners. The meeting, previously scheduled for January 15, 2004, will now be held on February 5, 2004. Proxy materials for the meeting will be mailed in early January.

The meeting has been rescheduled in order to provide time to resolve certain withholding tax issues for the benefit of CINAR shareholders. The meeting will be held at 10:00 A.M. in the Hotel OMNI Mont Royal, 1050 Sherbrooke Street West, Montreal, Quebec. Only shareholders duly registered as of the close of business on December 12, 2003, will be entitled to vote.

CINAR Corporation is an integrated entertainment and education company involved in the development, production, post-production and worldwide distribution of non-violent, quality programming and educational products for children and families.

Information:

Ken Cavanagh (514) 843-2386